Exhibit (d)(1)(xii)

Mirova US LLC

888 Boylston Street, Suite 500 Boston,

MA 02199-8197

July 1, 2021

Natixis Funds Trust I

Mirova Global Green Bond Fund

888 Boylston Street, Suite 800

Boston, MA 02199-8197

Attn: David Giunta, President

Re: Mirova Global Green Bond Fund Advisory Agreement Addendum Dear Mr. Giunta:

The Advisory Agreement dated March 29, 2019 between Natixis Funds Trust I (the “Trust”), with respect to its Mirova Global Green Bond Fund (the “Series”), and Mirova US LLC (the “Adviser”) is hereby revised, effective July 1, 2021, to delete section 7 and to replace it with the following:

7. As full compensation for all services rendered, facilities furnished and expenses borne by the Adviser hereunder, the Trust shall pay the Adviser compensation at the annual percentage rate of 0.50% of the Series’ average daily net assets or such lesser rate as the Adviser may agree to from time to time. Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Board of Trustees of the Trust may from time to time determine and specify in writing to the Adviser. The Adviser hereby acknowledges that the Trust’s obligation to pay such compensation is binding only on the assets and property belonging to the Series.

To indicate your approval and acceptance of the terms of this letter, please sign below where indicated.

By: /s/ Jens Peers

Name: Jens Peers

Title: Chief Executive Officer

ACCEPTED AND AGREED TO:

Natixis Funds Trust I, on behalf of

Mirova Global Green Bond Fund

By: /s/David L. Giunta

Name: David L. Giunta

Title: President

Date: July 1, 2021

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